

Mail Stop 4720   May 4, 2017

<u>Via E-mail</u>
Lloyd W. Baker
Chief Financial Officer
Banner Corporation
10 South First Avenue
Walla Walla, Washington 99362

> **Re: Banner Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 27, 2017**
> **File No. 000-26584**

Dear Mr. Baker:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Michelle Miller

Michelle Miller
Staff Accountant
Office of Financial Services